ITEM 7
BlackRock Asset Management Canada Limited*
BlackRock Financial Management, Inc.
BlackRock Fund Advisors
BlackRock Investment Management, LLC



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.